Filed pursuant to Rule 433

Registration No. 333-171151

MoneyGram Announces Secondary Offering and Share Repurchase

—$150 Million Share Repurchase to Be Funded Through Incremental Debt—

Dallas, TX (Mar. 24, 2014) — MoneyGram (NASDAQ: MGI), a leading global money transfer and payment services company announced today an underwritten secondary public offering (the “Offering”) for an aggregate of 8,000,000 shares of MoneyGram’s common stock by affiliates and co-investors of Thomas H. Lee Partners, L.P. and affiliates of Goldman, Sachs & Co. (collectively the “Selling Stockholders”). The Selling Stockholders have also granted the underwriters a 30-day option to purchase up to an additional 1,200,000 shares of common stock. The Company will not sell any shares in the Offering and will not receive any proceeds.

Additionally, the Company announced that it intends to repurchase approximately $150 million in shares of common stock from the Selling Stockholders concurrently with the closing of the Offering. The share repurchase will be effected in a private, non-underwritten transaction at a price per share of common stock equal to the midpoint between the public offering price and the price to the Selling Stockholders in the Offering. The Company expects to fund the share repurchase with borrowings under a new incremental term loan (the “Incremental Debt Financing”) having substantially the same terms as the Company’s existing term loan. The Offering, the share repurchase and the Incremental Debt Financing are all contingent on one another. In connection with the Incremental Debt Financing, the Company is seeking consents from debt investors to permit up to a total of $300 million of share repurchases from the Selling Stockholders.

The Company expects that the share repurchase would result in accretion of approximately $0.10(1) on a pro forma 2013 adjusted earnings per share basis assuming the share repurchase is completed at the closing stock price on March 21, 2014 and after giving effect to the anticipated impact on interest expense as a result of the Incremental Debt Financing.

BofA Merrill Lynch, Wells Fargo Securities, Goldman, Sachs & Co., and J.P. Morgan will act as book-running managers for the Offering. Macquarie Capital and William Blair & Company will act as co-managers.

The Offering will be made only by means of a prospectus supplement. The issuer has filed a registration statement with the Securities and Exchange Commission (the “SEC”) for the Offering. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively a copy of the prospectus supplement may be obtained by contacting BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, email: dg.prospectus_requests@baml.com; Wells Fargo Securities, Attn: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, email: cmclientsupport@wellsfargo.com; Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, email: prospectus-ny@gs.com; or J.P. Morgan, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717.

(1) Pro forma FYE2013 accretion based on the following assumptions: reported 2013 adjusted EPS of $1.34, fully-diluted outstanding share count of 71.9mm, $150mm assumed share repurchase funded via new Term Loan B with pricing of Libor plus 3.25% (including 1.00% Libor floor) at 3/21/14 closing stock price of $18.70, $1 million of estimated annual incremental deferred financing costs and a 40% tax rate.

About MoneyGram International

MoneyGram International, a leading money transfer company, enables consumers who are not fully served by traditional financial institutions to meet their financial needs. MoneyGram offers money transfer services worldwide through a global network of 336,000 agent locations — including retailers, international post offices and financial institutions — in more than 200 countries and territories. MoneyGram also offers bill payment services in the United States and Canada. MoneyGram is listed on the NASDAQ Global Select Market under the ticker symbol MGI.

Forward Looking Statements

This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements with respect to, among other things, the financial condition, results of operations, plans, objectives, future performance and business of MoneyGram and its subsidiaries. Forward-looking statements can be identified by words such as “believes,” “estimates,” “expects,” “projects,” “plans,” “will,” “should,” “could,” “would,” “goals,” “anticipates” and other similar expressions. These forward-looking statements speak only as of the date they are made, and MoneyGram undertakes no obligation to publicly update or revise any forward-looking statement, except as required by federal securities law. These forward-looking statements are based on management’s current expectations and are subject to certain risks, uncertainties and changes in circumstances due to a number of factors. These factors include, but are not limited to: the risk that the proposed offering, share repurchase or incremental term loan financing is not consummated; our ability to compete effectively; our ability to maintain key agent or biller relationships, or a reduction in business or transaction volume from these relationships, including our largest agent, Walmart, whether through the permissible introduction by Walmart of “white label” branded products or otherwise; our ability to manage fraud risks from consumers or agents; the ability of us and our agents to comply with U.S. and international laws and regulations, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; litigation or investigations involving us or our agents, including the outcome of ongoing investigations by several state governments, which could result in material settlements, fines or penalties; uncertainties relating to compliance with and the impact of the deferred prosecution agreement entered into with the U.S. federal government and the effect of the deferred prosecution agreement on our reputation and business; our offering of money transfer services through agents in regions that are politically volatile or, in a limited number of cases, are subject to certain restrictions by the Office of Foreign Assets Control; changes in tax laws or an unfavorable outcome with respect to the audit of our tax returns or tax positions, or a failure by us to establish adequate reserves for tax events; our substantial debt service obligations, significant debt covenant requirements and credit ratings; sustained financial market illiquidity, or illiquidity at our clearing, cash management and custodial financial institutions; our significant exposure to loss in the event of a major bank failure or a loss of liquidity in the bank deposit market; the ability of us and our agents to maintain adequate banking relationships; concerns regarding the financial health of certain European countries; a security or privacy breach in our facilities, networks or databases; disruptions to our computer network systems and data centers; continued weakness in economic conditions, in both the U.S. and global markets; weakened consumer confidence in our business or money transfers generally; a significant change, material slow down or complete disruption of international migration patterns; our ability to manage credit risks from our retail agents and official check financial institution customers; our ability to retain partners to operate our official check and money order businesses; our ability to successfully develop and timely introduce new and enhanced products and services or investments in unsuccessful new products, services or infrastructure changes; our ability to manage risks associated with our international sales and operations; our ability to adequately protect our brand and intellectual property rights and to avoid infringing on the rights of others; our ability to attract and retain key employees; our ability to manage risks related to the operation of retail locations and the acquisition or start-up of businesses; our ability to maintain effective internal controls; our capital structure and the special voting rights provided to designees of Thomas H. Lee Partners, L.P. on our Board of Directors; whether we will be able to implement the global reorganization and restructuring initiative as planned; whether the expected amount of costs associated with such initiative will exceed our forecasts; whether we will be able to realize the full amount of estimated savings from such initiative; and the risks and uncertainties described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of MoneyGram’s public reports filed with the SEC, including MoneyGram’s annual report on Form 10-K for the year ended December 31, 2013.

Investor Contact:

Eric Dutcher

edutcher@moneygram.com

1-214-999-7508